Q3
20

Organigram Holdings Inc.

Condensed Consolidated Interim Financial Statements (Unaudited)

ORGANIGRAM

July 17, 2020

Management's Responsibility for the Financial Statements

The accompanying condensed consolidated interim financial statements of Organigram Holdings Inc. (the "Company") have been prepared by the Company's management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and contain estimates based on management's judgment. Internal control systems are maintained by management to provide reasonable assurance that assets are safe-guarded and financial information is reliable.

The Board of Directors of the Company is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements and the accompanying management discussion and analysis. The Board of Directors carries out this responsibility principally through its Audit Committee.

The Audit Committee is appointed by the Board of Directors. It meets with the Company's management and auditors and reviews internal controls and financial reporting matters to ensure that management is properly discharging its responsibilities before submitting the financial statements to the Board of Directors for approval.

(signed) ‘Greg Engel’ Chief Executive Officer Moncton, New Brunswick	(signed) ‘Derrick West’ Chief Financial Officer Moncton, New Brunswick

ORGANIGRAM HOLDINGS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

As at May 31, 2020 and August 31, 2019

(Unaudited - expressed in CDN $000's except share amounts)

	MAY 31, 2020	AUGUST 31, 2019

ASSETS

Current assets
Cash	$44,641	$47,555
Short-term investments	136	380
Accounts receivable (Note 4)	12,937	16,541
Current portion of loan receivable (Note 5)	-	909
Biological assets (Note 6)	5,560	20,652
Inventories (Note 7)	95,074	93,144
Prepaid expenses and deposits (Note 11 and Note 22)	4,289	17,100
	162,637	196,281
Restricted investment (Note 10)	8,000	-
Loan receivable (Note 5)	2,229	-
Property, plant and equipment (Note 8)	249,719	218,470
Intangible assets (Note 9)	3,233	2,074
Deferred charges (Note 11 and Note 22)	585	592
Investments in associates (Note 13)	7,274	11,108
	$433,677	$428,525
LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$25,009	$40,355
Current portion of long term debt (Note 10)	6,554	3,509
	31,563	43,864
Long-term debt (Note 10)	78,884	46,067
Other liabilities (Note 12)	3,072	1,117
Deferred tax liability	-	10,471
	113,519	101,519
SHAREHOLDERS' EQUITY

Share capital (Note 11)	402,965	318,125
Equity reserves (Note 11)	23,429	17,707
Accumulated other comprehensive income (loss)	113	(43)
Accumulated deficit	(106,349)	(8,783)
	320,158	327,006
	$433,677	$428,525

On Behalf of the Board:

s/Greg Engel, Director

s/Peter Amirault, Director

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	2

ORGANIGRAM HOLDINGS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME

For the three and nine months ended May 31, 2020 and 2019

(Unaudited - expressed in CDN $000's except share amounts)

	THREE MONTHS ENDED MAY 31,		NINE MONTHS ENDED MAY 31,
	2020	2019	2020	2019
REVENUES
Gross revenue (Note 17)	$22,241	$30,361	$77,997	$78,313
Excise taxes	(4,220)	(5,611)	(11,603)	(14,190)
Net revenue	18,021	24,750	66,394	64,123

Cost of sales (Note 18)	44,375	12,473	75,996	26,980
Gross margin before fair value adjustments	(26,354)	12,277	(9,602)	37,143
Fair value changes to biological assets and changes in inventory sold (Note 6)	(23,862)	(12,456)	(18,133)	22,383
Gross margin	(50,216)	(179)	(27,735)	59,526

OPERATING EXPENSES
General and administrative (Note 21)	5,959	4,622	20,384	9,428
Sales and marketing	4,299	4,441	13,310	9,905
Share-based compensation (Note 11)	1,095	2,046	4,013	7,003
Impairment of property, plant and equipment (Note 8)	37,740	-	37,740	-
Total operating expenses	49,093	11,109	75,447	26,336

(LOSS) INCOME FROM OPERATIONS	(99,309)	(11,288)	(103,182)	33,190
Financing costs	2,222	379	5,052	8,883
Investment income	(47)	(17)	(136)	(492)
Government subsidies (Note 23)	(3,237)	-	(3,237)	-
Share of loss from investments in associates (Note 13)	428	415	977	922
Impairment of investments in associates (Note 14)	1,400	-	3,000	-
Unrealized (gain) on changes in fair value of contingent consideration (Note 12(i))	(229)	363	(801)	1,009
(Loss) income from continuing operations before tax	(99,846)	(12,428)	(108,037)	22,868

Income tax (recovery) expense
Deferred, net	(9,975)	(2,248)	(10,471)	9,918

Net (loss) income from continuing operations	$(89,871)	$(10,180)	$(97,566)	$12,950

Loss from discontinued operations (Note 24)	-	-	-	(38)

NET (LOSS) INCOME	$(89,871)	$(10,180)	$(97,566)	$12,912

Other comprehensive gain (loss)
Foreign currency translation gain (loss), net of tax	225	(23)	156	31

COMPREHENSIVE (LOSS) INCOME	$(89,646)	$(10,203)	$(97,410)	$12,943
Net (loss) income from continuing operations per common share, basic (Note 11 (vi))	$(0.512)	$(0.068)	$(0.589)	$0.095
Net (loss) income from continuing operations per common share, diluted (Note 11 (vi))	$(0.512)	$(0.068)	$(0.589)	$0.089
Net loss from discontinued operations per common share, basic (Note 11 (vi))	$-	$-	$-	$(0.000)
Net loss from discontinued operations per common share, diluted (Note 11 (vi))	$-	$-	$-	$(0.000)
Net (loss) income per common share, basic (Note 11 (vi))	$(0.512)	$(0.068)	$(0.589)	$0.095
Net (loss) income per common share, diluted (Note 11 (vi))	$(0.512)	$(0.068)	$(0.589)	$0.088

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	3

ORGANIGRAM HOLDINGS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the nine months ended May 31, 2020 and 2019

(Unaudited - expressed in CDN $000's except share amounts)

	NUMBER OF SHARES	SHARE CAPITAL	EQUITY RESERVES	ACCUMULATED OTHER COMPREHENSIVE LOSS	RETAINED EARNINGS/ (ACCUMULATED DEFICIT)	SHAREHOLDERS' EQUITY
Balance - September 1, 2018	125,207,938	$157,790	$26,045	$-	$759	$184,594
Share-based compensation (Note 11 (v))	41,000	181	10,694	-	-	10,875
Exercise of stock options (Note 11 (iii))	2,082,216	6,119	(2,253)	-	-	3,866
Exercise of warrants (Note 11 (iv))	5,516,807	27,924	(5,889)	-	-	22,035
Exercise of restricted share units (Note 11 (iv))	179,138	463	(463)	-	-
Conversion of debentures (Note 11 (iii))	20,845,372	112,166	(11,247)	-	-	100,919
Tax impact of equity issue costs	-	1,307	(163)	-	-	1,144
Foreign currency translation gain, net of tax	-	-	-	34	-	34
Net income	-	-	-	-	12,912	12,912
Balance - May 31, 2019	153,872,471	$305,950	$16,724	$34	$13,671	$336,379

Balance - September 1, 2019	156,196,347	$318,125	$17,707	$(43)	$(8,783)	$327,006
At-the-market equity financing, net of issue costs of $3,320 (Note 11 (iii))	30,236,461	82,715	-	-	-	82,715
Share-based compensation (Note 11 (v))	-	-	6,933	-	-	6,933
Exercise of stock options (Note 11 (iii))	648,740	1,527	(613)	-	-	914
Exercise of restricted share units (Note 11 (v))	121,745	598	(598)	-	-	-
Foreign currency translation loss, net of tax	-	-	-	156	-	156
Net loss	-	-	-	-	(97,566)	(97,566)
Balance - May 31, 2020	187,203,293	$402,965	$23,429	$113	$(106,349)	$320,158

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	4

ORGANIGRAM HOLDINGS INC.

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the three and nine months ended May 31, 2020 and 2019

(Unaudited - expressed in CDN $000's except share amounts)

	THREE MONTHS ENDED MAY 31,		NINE MONTHS ENDED MAY 31,
	2020	2019	2020	2019
CASH PROVIDED (USED)
OPERATING ACTIVITIES
Net (loss) income from continuing operations	$(89,871)	$(10,180)	$(97,566)	$12,950
Items not affecting cash:
Share-based compensation (Note 11)	1,937	3,875	7,142	10,858
Depreciation and amortization (Note 8 and Note 9)	4,986	2,198	12,660	5,688
Loss on disposal of property, plant and equipment (Note 8)	47	22	539	5
Impairment losses (Note 8 and Note 13)	39,140	-	40,740	-
Fair value adjustment to biological assets	(5,468)	(1,903)	(1,150)	(4,337)
Financing costs	2,222	379	5,052	8,883
Investment loss (income)	(47)	(17)	(136)	(492)
Share of loss from investments in associates (Note 13)	440	415	990	922
Unrealized gain on changes in fair value of contingent consideration (Note 12(i))	(230)	363	(801)	1,009
Deferred tax expense	(9,975)	(2,243)	(10,471)	9,923
Changes in non-cash working capital:
Net change in accounts receivable	7,675	9,628	3,604	(14,522)
Net change in biological assets	27,351	1,683	16,242	4,140
Net change in inventories	18,266	950	(1,179)	(49,214)
Net change in accounts payable and accrued liabilities	10,887	8,402	(4,572)	3,203
Net change in prepaid expenses and deferred charges	1,180	(10,566)	12,435	(8,340)
Net cash provided by (used in) continuing operations	8,540	3,006	(16,471)	(19,324)
Net cash used in discontinued operations (Note 24)	-	-	-	(35)
Net cash provided by (used in) operating activities	8,540	3,006	(16,471)	(19,359)

FINANCING ACTIVITIES
Proceeds from equity financing, net of issue costs of $1,251 and $3,320 (Note 11 (iii))	29,830	-	82,715	-
Payment of lease liabilities (Note 12(ii))	(330)	-	(547)	-
Payment of long-term debt (Note 10)	(10)	(12,465)	(50)	(12,671)
Proceeds from long-term debt, net of fees of $565 and $705 (2018 - $nil and $149) (Note 10)	(565)	48,956	34,295	58,807
Stock options, warrants and units exercised (Note 11)	6	15,272	914	25,901
Interest paid	(1,234)	(2,912)	(3,036)	(6,281)
Net cash provided by financing activities	27,697	48,851	114,291	65,756

INVESTING ACTIVITIES
Proceeds from short-term investments	-	10,000	135	35,000
Investment income	64	149	246	703
Investments in associates (Note 13)	-	(40)	-	(12,748)
Investment in GIC - restricted investment (Note 10)	(8,000)	-	(8,000)	-
Distributions received from investments in associates	-	-	-	122
Loan advance (Note 5)	-	-	(2,071)	-
Proceeds on sale of property, plant and equipment (Note 8)	-	-	-	180
Purchase of property, plant and equipment (Note 8)	(24,650)	(27,729)	(89,623)	(76,024)
Purchase of intangible assets (Note 9)	(96)	-	(1,421)	(1,530)
Net cash used in investing activities	(32,682)	(17,170)	(100,734)	(54,297)

Effects of foreign exchange on cash	-	26	-	26

Effects of foreign exchange on cash	$3,555	$34,713	$(2,914)	$(7,874)
INCREASE (DECREASE) IN CASH
CASH POSITION
Beginning of period	$41,086	$12,477	$47,555	$55,064
End of period	$44,641	$47,190	$44,641	$47,190

The accompanying notes are an integral part of these Condensed Consolidated Interim Financial Statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	5

ORGANIGRAM HOLDINGS INC.

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

For the three and nine months ended May 31, 2020 and 2019

(Unaudited - expressed in CDN $000's except share amounts)

1. NATURE OF OPERATIONS

Organigram Holdings Inc. (the "Company") is a publicly traded corporation with its common shares trading on the Toronto Stock Exchange ("TSX") under the symbol "OGI" and on the Nasdaq Global Select Market ("NASDAQ") under the symbol "OGI". The address of the registered office of the Company is 35 English Drive, Moncton, New Brunswick, Canada, E1E 3X3.

The Company's major subsidiaries are Organigram Inc., a licensed producer ("LP" or "Licensed Producer") of cannabis and cannabis derived products in Canada regulated by Health Canada under the Cannabis Act and the Cannabis Regulations of Canada, and 10870277 Canada Inc., a holding company.

Organigram Inc. was incorporated under the laws of the Province of New Brunswick, Canada, on March 1, 2013. 10870277 Canada Inc. and Organigram Holdings Inc. were incorporated under the Canada Business Corporations Act.

2. BASIS OF PREPARATION

i) Statement of compliance

The condensed consolidated interim financial statements have been prepared in compliance with the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the IFRS Interpretations Committee ("IFRIC").

The condensed consolidated interim financial statements have been prepared in compliance with the International Accounting Standard 34 Interim Financial Reporting ("IAS 34") as issued by the IASB. The condensed consolidated interim financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended August 31, 2019, which have been prepared in accordance with IFRS. The accounting policies applied are consistent with those applied in the annual consolidated financial statements with the exception of those described in Note 3.

These condensed consolidated interim financial statements were approved and authorized for issue by the Board of Directors of the Company on July 17, 2020.

ii) Basis of measurement

These condensed consolidated interim financial statements have been prepared on a historical cost basis except for biological assets, short-term investments, share-based compensation, and contingent share consideration, which are measured at fair value.

Historical cost is the fair value of the consideration given in exchange for goods and services, which is generally based upon the fair value of the consideration given in exchange for assets at the time of the transaction.

iii) Basis of consolidation

These condensed consolidated interim financial statements include the accounts of the Company and its subsidiaries on a consolidated basis after elimination of intercompany transactions and balances. Subsidiaries are entities the Company controls when it is exposed, or has rights, to variable returns from its involvement and has the ability to affect those returns through its power to direct the relevant activities of the entity.

iv) COVID-19 Estimation Uncertainty

In March 2020, the World Health Organization declared the outbreak of COVID-19 a global pandemic.  Government measures to limit the spread of COVID-19, including the closure of non-essential businesses, disrupted the Company's operations during the three months ended May 31, 2020.

The production and sale of cannabis have been recognized as essential services across Canada, however COVID-19 pandemic related challenges have persisted including, but not limited to, reduced staffing levels, production inefficiencies resulting from increased health and safety measures, and limited supply chain issues.  For the three months ended May 31, 2020, the Company recorded impairments against its assets (inventories and property, plant and equipment) due in part to the COVID-19 pandemic.

Due to the ongoing developments and uncertainty surrounding COVID-19, it is not possible to predict the continuing impact that COVID-19 will have on the Company, its financial position, and/or operating results in the future.  In addition, it is possible that estimates in the Company's financial statements will change in the near-term as a result of COVID-19, and the effect of any such changes could be material, which could result in, among other things, further impairment of inventories and long-lived assets including intangible assets. The Company is closely monitoring the impact of the pandemic on all aspects of its business.

v) Inventories Provisions - Significant Estimates and Judgment

The Company records inventories provisions for obsolete and unsaleable inventories.  Inventories provisions are based on obsolescence trends, historical experience, and forecast demand and pricing for obsolete and unsaleable inventories.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	6

vi) Foreign currency translation

Functional and presentation currency

These condensed consolidated interim financial statements are presented in Canadian dollars, which is the Company's and its subsidiaries' functional currency, except for the Company's investment in its associate, alpha-cannabis Pharma GmbH, for which the functional currency has been determined to be Euros.

Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in currencies other than an operation's functional currency are recognized in the condensed consolidated interim statements of (loss) income and comprehensive (loss) income.

Foreign operations

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on acquisition, are translated to Canadian dollars at exchange rates at the reporting date. The income and expenses of foreign operations are translated to Canadian dollars using average exchange rates for the month during which the transactions occurred. Foreign currency differences are recognized in other comprehensive income (loss) in the accumulated other comprehensive loss account.

When the Company disposes of its entire interest in a foreign operation, or loses control over a foreign operation, the foreign currency gains or losses accumulated in other comprehensive income (loss) related to the foreign operation are recognized in profit or loss. If the Company disposes of part of an interest in a foreign operation that remains a subsidiary, a proportionate amount of foreign currency gains or losses accumulated in other comprehensive income (loss) related to the subsidiary is reallocated between controlling and non-controlling interests.

3. SIGNIFICANT ACCOUNTING POLICIES

NEW STANDARDS AND INTERPRETATIONS ADOPTED

New or amended standards effective September 1, 2019

The Company has adopted the following new or amended IFRS standard for the annual period beginning on September 1, 2019:

IFRS 16 - Leases

In January 2016, the IASB issued IFRS 16 Leases, which replaced IAS 17 Leases. This standard introduces a single lessee accounting model and requires a lessee to recognize assets and liabilities for all leases with a term of more than twelve months, unless the underlying asset is of low value. A lessee is required to recognize a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. The standard was effective for annual periods beginning on or after January 1, 2019 and has been adopted by the Company effective September 1, 2019 using the modified retrospective approach where comparative figures were not restated.

As a result of adopting IFRS 16, the Company recognized right-of use ("ROU") assets of $2,244 recorded under property, plant and equipment (Note 8), lease liabilities of $2,219 recorded under other liabilities (Note 12), and a reduction to prepaid expenses of $25 as a result of the leasing arrangements in place at September 1, 2019 and entered into during the nine months ended May 31, 2020 by the Company.

The right to use the leased asset was measured at the amount of the lease liability, using the Company's incremental borrowing rate on September 1, 2019 that the Company would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the ROU asset in a similar economic environment. The weighted average interest rate as of September 1, 2019 to measure the lease liabilities was 5.70%.

The Company elected to use the following practical expedients on adoption of IFRS 16 on all of its leases:

(a) In accordance with IFRS 16.C3, an election is being taken to not reassess whether a contract is or contains a lease at the date of initial application, and instead to only apply IFRS 16 to contracts that were in the scope of IAS 17;

(b) In accordance with IFRS 16.C8(b)(ii), an election is being taken to measure the ROU asset on September 1, 2019 as an amount equal to the lease liability, adjusted for prepaid or accrued lease payments;

(c) In accordance with IFRS 16.C10(a), an election is being taken to apply a single discount rate to a portfolio of leases with reasonably similar characteristics;

(d) In accordance with IFRS 16.C10(b), an election is being taken to rely on the IAS 37 assessment of whether leases are onerous instead of performing an impairment review;

(e) In accordance with IFRS 16.C10(c), an election is being taken to exclude leases for which the term ends within 12 months from September 1, 2019;

(f) In accordance with IFRS 16.C10(d), an election is being taken to exclude initial direct costs from the measurement of the ROU asset on September 1, 2019;

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	7

(g) In accordance with IFRS 16.15, an election is being taken, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component where the non-lease components are not significant compared to the lease components;

(h) In accordance with IFRS 16.5(a), an election is being taken to not recognize an ROU asset and lease liability for leases for which the lease has a term less than 12 months; and

(i) In accordance with IFRS 16.5(b), an election is being taken to not recognize an ROU asset and lease liability for leases for which the underlying asset is of low value, which is defined to mean less than $5,000 USD when new.

The following is a reconciliation between the Company's operating lease commitments disclosed applying IAS 17 as at August 31, 2019 and the lease liabilities as at September 1, 2019 after adopting IFRS 16:

Reconciliation - IAS 17 to IFRS 16

Operating lease obligations as at August 31, 2019	$3,049
Minimum Future payments not related to lease payments	(411)
Lease payments for renewal options reasonably expected to be exercised but not contractually obligated	655
Relief option for short-term leases	(538)
Relief option for leases of low-value assets	(76)
Gross lease liabilities at September 1, 2019	2,679
Discounting	(459)
Present value of lease liabilities at September 1, 2019	$2,220

New Accounting Pronouncements

The following IFRS standards have been recently issued by the IASB. Pronouncements that are irrelevant or not expected to have a significant impact have been excluded.

Amendments to IFRS 3: Definition of a Business

In October 2018, the IASB issued "Definition of a Business (Amendments to IFRS 3)". The amendments clarify the definition of a business, with the objective of assisting entities to determine whether a transaction should be accounted for as a business combination or as an asset acquisition. The amendment provides an assessment framework to determine when a series of integrated activities is not a business. The amendments are effective for business combinations occurring on or after the beginning of the first annual reporting period beginning on or after January 1, 2020. The Company is currently evaluating the potential impact of these amendments on the Company's consolidated financial statements.

Amendments to IAS 1: Classification of Liabilities as Current or Non-current

The amendment clarifies the requirements relating to determining if a liability should be presented as current or non-current in the statement of financial position. Under the new requirement, the assessment of whether a liability is presented as current or non-current is based on the contractual arrangements in place as at the reporting date and does not impact the amount or timing of recognition. The amendment applies retrospectively for annual reporting periods beginning on or after January 1, 2022. The Company is currently evaluating the potential impact of these amendments on the Company's consolidated financial statements.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	8

4. ACCOUNTS RECEIVABLE

The Company's accounts receivable included the following balances as of May 31, 2020 and August 31, 2019:

	MAY 31, 2020	AUGUST 31, 2019
Trade receivables	$6,683	$11,900
Harmonized sales taxes receivable	3,032	4,741
Government programs	3,237	168
Less: Provision for doubtful accounts	(15)	(268)
	$12,937	$16,541

On April 1, 2020, Department of Finance Canada announced the Canada Emergency Wage Subsidy (CEWS), which would subsidize 75% of employee wages, retroactive from March 15, 2020 to June 6, 2020 to Canadian employers whose businesses had been affected by COVID-19 to enable them to re-hire workers previously laid off as a result of pandemic, help prevent further job losses, and to better position companies to resume normal operations following the crisis.  Under this program, the Company applied for a wage subsidy of $2,337 for the period March 15 to May 9, 2020 and has accrued $900 for the period May 10 to May 31, 2020, the total of which is included under government programs above.

5. LOAN RECEIVABLE

On July 26, 2019, the Company entered into an advance payment and support agreement ("Payment Agreement") with 703454 N.B. Inc. (carrying on business as 1812 Hemp) ("1812 Hemp"). Under the terms of the agreement, the Company agreed to advance up to $3,000 until October 31, 2019 to 1812 Hemp in the form of a secured loan. These amounts may be applied against future purchases of hemp under the license and supply agreement described in Note 9. The aggregate amount of advances outstanding as of January 1, 2020 accrue interest of 9.0% per annum, calculated monthly, until the entire balance of advances is paid.  The advances must be repaid on June 30, 2021, however any purchases of hemp from time to time will reduce the outstanding balance of the advances.  At May 31, 2020, $2,229 was outstanding with respect to the Payment Agreement, which has been classified entirely as long-term based on the Company's estimated purchases of hemp and expected repayment rate.

6. BIOLOGICAL ASSETS

The Company measures biological assets, which consist of cannabis plants, at fair value less costs to sell up to the point of harvest, which then becomes the basis for the cost of finished goods inventories after harvest. Subsequent expenditures incurred on these finished goods inventories after harvest are capitalized based on IAS 2 Inventories.

The changes in the carrying value of biological assets as of May 31, 2020 are as follows:

	OTHER BIOLOGICAL ASSETS	CANNABIS ON PLANTS	TOTAL
Carrying amount, August 31, 2019	$3	$20,649	$20,652
Add net production costs	(1)	33,125	33,124
Net change in fair value less costs to sell due to biological transformation	-	87	87
Deduct net abnormal plant destruction costs		(5,048)	(5,048)
Transferred to inventory upon harvest	-	(43,255)	(43,255)
Carrying amount, May 31, 2020	$2	$5,558	$5,560

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	9

During the three and nine months ended May 31, 2020, the Company had to cull $5,048 and $5,048 (May 31, 2019 - $nil and $nil) of plants due to lack of sufficient staffing as a result of COVID-19.  This costs were expensed to cost of sales.

The fair value less costs to sell of biological assets is determined using a model which estimates the expected harvest yield in grams for plants currently being cultivated, and then adjusts that amount for the expected selling price per gram and also for any additional costs to be incurred, such as post-harvest costs. The following unobservable inputs, all of which are classified as Level 3 on the fair value hierarchy (see Note 16), are used in determining the fair value of biological assets:

i. Average selling price per gram - calculated as the weighted average historical selling price of cannabis sold by the Company, adjusted for expectations about future pricing;

ii. Yield by plant - represents the number of grams of finished cannabis inventory which are expected to be obtained from each harvested cannabis plant;

iii. Wastage of plants based on their various stages of growth - represents the weighted average percentage of biological assets which are expected to fail to mature into cannabis plants that can be harvested;

iv. Post-harvest costs - calculated as the cost per gram of harvested cannabis to complete the sale of cannabis plants post-harvest, consisting of the cost of direct and indirect materials and labour related to drying, labelling and packaging.

The Company estimates the harvest yields for the cannabis on plants at various stages of growth. As of May 31, 2020, it is expected that the Company's biological assets will yield 7,309 kg (August 31, 2019 - 16,595 kg) of cannabis when eventually harvested. The Company's estimates are, by their nature, subject to change and differences from the anticipated yield will be reflected in the fair value adjustment to biological assets in future periods. The Company accretes fair value on a straight-line basis according to stage of growth. As a result, a cannabis plant that is 50% through its 19-week growing cycle would be ascribed approximately 50% of its harvest date expected fair value less costs to sell (subject to wastage adjustments).

Management believes the most significant unobservable inputs and their impact on fair value are as follows:

SIGNIFICANT INPUTS &	WEIGHTED AVERAGE INPUT			EFFECT ON FAIR VALUE
ASSUMPTIONS	MAY 31, 2020	AUG. 31, 2019	SENSITIVITY	MAY 31, 2020	AUG. 31, 2019
Average net selling price per gram	$ 4.23	$ 5.65	Increase or decrease by $1.00 per gram	$ 1,314	$ 3,657
Average yield per plant	105 grams	151 grams	Increase or decrease by 10 grams	$ 529	$ 1,367

During the three months ended May 31, 2020, management ceased the harvesting of trim from the cannabis plants and therefore the average yield per plant at May 31, 2020 only reflects the average yield of the flower component of the plant.

The fair value adjustment to biological assets and inventory sold consists of the following:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	MAY 31, 2020	MAY 31, 2019	MAY 31, 2020	MAY 31, 2019
Realized fair value amounts included in inventory sold	$(7,548)	$(13,423)	$(30,789)	$(38,765)
Increase (decrease) in fair value on growth of biological assets	9,627	967	69,196	62,004
Adjustment to net realizable value	(25,941)	-	(56,540)	(856)
Fair value adjustment to biological assets	$(23,862)	$(12,456)	$(18,133)	$22,383

The adjustment to net realizable value is related to the write-down of the fair value component of dry cannabis available for packaging, flower and trim available for extraction, concentrated extract, and packaged inventories due to excess or obsolete quantities as well as the decrease in the estimated net realizable value of these inventories based on the evolving nature of the adult-use market.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	10

7. INVENTORIES

The Company's inventories are comprised of the following balances as of May 31, 2020 and August 31, 2019:

	MAY 31, 2020
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$14,223	$12,190	$26,413
Dry cannabis
Available for packaging	7,928	9,981	17,909
Packaged inventory	1,979	2,797	4,776
Flower and trim available for extraction	2,649	548	3,197
Concentrated extract	16,519	11,695	28,214
Formulated extracts
Available for packaging	1,796	262	2,058
Packaged inventory	2,583	379	2,962
Packaging and supplies	9,545	-	9,545
	$57,222	$37,852	$95,074

	AUGUST 31, 2019
	CAPITALIZED COST	FAIR VALUE ADJUSTMENT	CARRYING VALUE
Plants in drying stage	$1,945	$4,256	$6,201
Dry cannabis
Available for packaging	5,261	12,718	17,979
Packaged inventory	4,205	2,549	6,754
Flower and trim available for extraction	4,433	12,193	16,626
Concentrated extract	15,393	21,573	36,966
Formulated extracts
Available for packaging	754	1,121	1,875
Packaged inventory	728	425	1,153
Packaging and supplies	5,590	-	5,590
	$38,309	$54,835	$93,144

Flower and trim available for extraction are converted into concentrated extract, which can then be used for oil formulation (combining with a carrier oil) or other products such as edibles, and beverage and vaporizable products.

The amount of inventory expensed in cost of sales for the three and nine months ended May 31, 2020 was $9,919 and $31,568 (May 31, 2019 - $10,602 and $23,064), respectively.  The amount of inventory write-downs, provisions, and plant waste included in cost of sales for the three and nine months ended May 31, 2020 was $28,716 and $33,258 (May 31, 2019 - $1,050 and $2,063), which relates to the production or purchase costs of these inventories and biological assets (refer to Note 6 for the write-down and provisions against the fair value component of these inventories).

Inventory write-downs and provisions relating to excess and unsaleable inventories for the three and nine months ended May 31, 2020 were $19,253 and $21,139 (May 31, 2019 - $898 and $1,478), of which $11,926 and $11,926 (May 31, 2019 - $nil and $nil) related to concentrated extract and flower and trim available for extraction.  Inventory write-downs related to adjustments to net realizable value during the three and nine months ended May 31, 2020 were $2,661 and $2,673 (May 31, 2019 - $nil and $nil).  Inventory write-offs for the three and nine months ended May 31, 2020 related to abnormal plant waste due to lack of sufficient staffing as a result of COVID-19 was $5,048 and $5,048 (May 31, 2019 - $nil and $nil).

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	11

8. PROPERTY, PLANT AND EQUIPMENT

	LAND	BUILDINGS	CONSTRUCTION IN PROCESS	GROWING & PROCESSING EQUIPMENT	OTHER (NOTE A)	RIGHT-OF-USE LEASE ASSETS (NOTE B)	TOTAL
Cost
Balance, August 31, 2019	$2,211	$70,774	$65,515	$87,931	$6,697	$-	$233,128
Transition to IFRS 16	-	-	-	-	-	2,244	2,244
Additions (Note C)	1,864	15,763	52,176	5,837	1,274	2,220	79,134
Construction completed	-	34,344	(70,733)	35,791	598	-	-
Disposals	-	(517)	-	(68)	(40)	-	(625)
Impairment loss (Note D)	-	-	(37,192)	-	-	-	(37,192)
Balance, May 31, 2020	$4,075	$120,364	$9,766	$129,491	$8,529	$4,464	$276,689

Accumulated depreciation
Balance, August 31, 2019	$-	$(4,237)	$-	$(8,618)	$(1,803)	$-	$(14,658)
Depreciation	-	(2,801)	-	(8,249)	(1,017)	(363)	(12,430)
Disposals	-	108	-	1	9	-	118
Balance, May 31, 2020	$-	$(6,930)	$-	$(16,866)	$(2,811)	$(363)	$(26,970)

Net book value
August 31, 2019	$2,211	$66,537	$65,515	$79,313	$4,894	$-	$218,470
May 31, 2020	$4,075	$113,434	$9,766	$112,625	$5,718	$4,101	$249,719

Most of the additions during the nine months ended May 31, 2020 were related to the expansion of the Company's facility located in Moncton (the "Moncton Campus").

A) Other - Computer Software

During the three months ended November 30, 2019, the Company determined that due to the increasing value of its computer software, it should be reclassified from property, plant and equipment to intangible assets.  Computer software has historically been included in the "other" category within property, plant and equipment due to its relatively insignificant value. The August 31, 2019 cost of $841 and accumulated amortization of $265 relating to computer software have been reclassified from property, plant and equipment to intangible assets (Note 9) as a result.

B) Right-of-Use Assets and Transition to IFRS 16

As described in Note 3, the Company adopted IFRS 16 effective September 1, 2019. As a result, certain lease obligations were capitalized as ROU assets on the transition date and depreciated for the nine months ended May 31, 2020.  ROU assets mostly comprise of office and warehouse space.

C) Reconciliation of property, plant and equipment additions to the statements of cash flows

The following table reconciles additions of property, plant and equipment per the above table to the purchases of property, plant and equipment per the statements of cash flows:

	MAY 31, 2020	MAY 31, 2019
Additions	$79,134	$87,829
Additions related to IFRS 16 Leases	(2,220)	-
Net change in accounts payable and accrued liabilities related to purchases of property, plant and equipment	12,709	(11,805)
Purchase of property, plant and equipment	$89,623	$76,024

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	12

D) Impairment

The Company reviews the carrying value of its property, plant and equipment at each reporting period for indicators of impairment. During the three months ended May 31, 2020, management noted indicators of impairment and recorded an impairment at an asset specific level as described below.

Moncton Campus - Phase 4C

The construction of Phase 4C of the Moncton Campus, which was intended to house grow rooms with a previously estimated cultivation capacity of 24,000 kg per annum, was indefinitely deferred during the three months ended May 31, 2020 based on current available capacity and forecast market demand.  This Phase of the Moncton Campus has effectively been left partially completed and, due to the specialized and integrated nature of this Phase, without any foreseeable near-term use.  Management estimated the fair value less cost to dispose ("FVLCD") of this Phase to approximate the purchase cost of the land and movable equipment, which is $1,328.  As a result, the Company recognized an impairment loss of $37,192 in relation to this asset for the three months ended May 31, 2020.  The entire amount of the impairment loss was recorded against the building infrastructure of Phase 4C, which is currently classified as construction in progress. In addition, contractually committed future costs of $548 with respect to Phase 4C at May 31, 2020 were included in the impairment loss for the three months ended May 31, 2020.

9. INTANGIBLE ASSETS

	SUPPLY AGREEMENT	LICENSE AGREEMENT	COMPUTER SOFTWARE	TOTAL
Cost
Balance, August 31, 2019	$1,530	$-	$841	$2,371
Additions	$-	$198	$1,223	1,421
Disposal	-	-	(32)	(32)
Balance, May 31, 2020	$1,530	$198	$2,032	$3,760

Accumulated amortization
Balance, August 31, 2019	$(32)	$-	$(265)	$(297)
Amortization	(65)	-	(165)	(230)
Balance, May 31, 2020	$(97)	$-	$(430)	$(527)

Net book value
August 31, 2019	$1,498	$-	$576	$2,074
May 31, 2020	$1,433	$198	$1,602	$3,233

On January 18, 2019, the Company entered into an agreement with 1812 Hemp to secure supply of hemp. As part of the agreement, the Company will receive a 25% discount to the price per kilogram of dried hemp flower harvested that is purchased. The term of the agreement is from December 17, 2018 to December 16, 2023 and the Company has the option to renew it for another 5 years upon six months' notice. In addition, the Company has a right-of-first refusal on the future procurement of high CBD hemp from 1812. The Company paid $1,500 to 1812 Hemp plus transaction costs of $30 in connection with this transaction, which it has recorded as an intangible asset with a finite useful life that will be amortized based on the actual volume of dried hemp flower purchased as a proportion of its forecast purchase volumes.

During the three months ended November 30, 2019, the Company determined that due to the increasing value of its computer software, it should be reclassified from property, plant and equipment to intangible assets.  Computer software has historically been included in the "other" category within property, plant and equipment due to its relatively insignificant value.  The August 31, 2019 cost of $841 and accumulated amortization of $265 relating to computer software have been reclassified from property, plant and equipment to intangible assets as a result.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	13

10. LONG-TERM DEBT

	MAY 31, 2020	AUGUST 31, 2019
Bank of Montreal ("BMO") senior secured term loan ("Term Loan") maturing May 31, 2022 with principal repayments starting November 30, 2020 based on a 10 year amortization	$85,000	$50,000
Atlantic Canada Opportunities Agency ("ACOA") Business Development Program loan maturing September 1, 2024 with a 7 year amortization, bearing interest at an interest rate of 0%	311	346
Vehicle loans - five year term maturing June 17, 2024	83	98
Deferred financing costs, net of loan modification loss on BMO Term Loan	44	(868)
	85,438	49,576
Less: current portion of long term debt	(6,554)	(3,509)
Long-term portion	$78,884	$46,067

BMO CREDIT FACILITY

On May 31, 2019, the Company closed a credit facility with Bank of Montreal ("BMO") as lead arranger and agent and a syndicate including three other lenders.  The facility consists of a $115,000 term loan ("Term Loan") and a $25,000 revolving credit facility ("Revolver", and together with the Term Loan, as amended, the "Facilities"), both of which mature on May 31, 2022.  Included in the facility was an uncommitted option to increase the Facilities by an incremental $35,000 to a total of $175,000, subject to agreement by BMO and the syndicate lenders and satisfaction of certain legal and business conditions.

The Facilities are secured by assets of the Company and its subsidiaries. The proceeds of the Term Loan are being used to fund the Phase 4 and 5 expansions of the Moncton campus and were also used to refinance the Company's long-term debt with Farm Credit Canada. The Revolver may be used for general corporate and working capital purposes.  Availability under the Revolver is based on a percentage of the Company's trade receivables at the end of each month and remains undrawn at May 31, 2020.

First Amendment

On November 15, 2019, the Company amended its Facilities with BMO to: i) extend the final draw deadline of the Term Loan ("Amended Term Loan") from November 30, 2019 to March 31, 2020; ii) postpone the commencement of scheduled principal repayments on the Term Loan from February 28, 2020 to May 31, 2020; and iii) realign the financial covenants structure, effective November 30, 2019, to be more consistent with industry norms up to and including May 31, 2020.  The financial covenants will revert to the original structure on August 31, 2020.  The interest rate margin will be fixed during this period.  The Company incurred an amendment fee of $140 plus customary legal expenses in connection with the amendment.

The amended Facilities were further amended on February 28, 2020 to extend the final draw deadline of the Amended Term Loan from March 31, 2020 to May 31, 2020.

In accordance with IFRS 9, such modification to the Facilities as outlined above is not an extinguishment of debt either qualitatively or quantitatively, rather it is a non-substantial modification. Therefore, as per the provisions of IFRS 9 the Company recorded a loss on debt restructuring based on the difference in the present value of the restructured net cash flows discounted at the original effective interest rate ("EIR") versus the present value of the original net cash flows discounted at the original EIR.  This loss of $831 has been recorded under financing costs in the statement of (loss) income and comprehensive (loss) income for the nine months ended May 31, 2020.

Second Amendment

On May 28, 2020, the Company further amended its Facilities ("Second Amendment") with BMO to: (i) extend the final draw deadline of the Term Loan to July 31, 2020; (ii) postpone the commencement of principal repayments on the Amended Term Loan to November 30, 2020; (iii) adjust certain financial ratios to be maintained by the Company both before and after November 30, 2021 (the "Conversion Date"); (iv) modify the applicable margin pricing and standby fee terms to reflect current market conditions; and (v) remove the uncommitted option to increase the Amended Facilities by an incremental $35 million.  The financial covenants will revert to the original structure, albeit at different ratios, on November 30, 2021.  The interest rate margin will be fixed during this period.  The Company incurred an amendment fee of $490 plus customary legal expenses in connection with the amendment.

As a result of the Second Amendment, the Company recorded a loan modification loss of $813 under financing costs in the statement of (loss) income and comprehensive (loss) income for the three months ended May 31, 2020.

As part of the Second Amendment, the Company is also required to establish and maintain with BMO a cash collateral of $8,000 at all times.  As a result, the Company purchased a two-year GIC not redeemable before maturity, which is to be held by BMO as a pledged deposit.  Since the GIC is restricted from being exchanged or used for any other purpose for greater than one year, the Company has classified it as a restricted investment on the statement of financial position under non-current assets.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	14

Pursuant to the agreed upon conditions of the Second Amendment, the Company can continue to draw down additional funds as required up to the $115,000 Term Loan commitment through to July 31, 2020, subject to customary terms and conditions.  Principal repayments on the Amended Term Loan will commence on November 30, 2020 at a rate of 2.5% per quarter of the total Amended Term Loan balance.  The Company may, at its discretion, repay the balance of the Amended Facilities without penalty, at any time.

Other Terms and Conditions

Under the terms of the Facilities, the Company can elect, at its sole discretion, to receive advances under the Amended Term Loan through certain availment options, which includes prime rate loans and bankers' acceptances with maturity dates between 28 and 182 days. The Company, therefore, has the choice to continuously roll over the bankers' acceptances upon their maturities or to convert the then outstanding principal and interest into prime rate loans at any time before May 31, 2022.  The interest rate of the Amended Facilities is a set margin over the above-noted availment options, which shall remain fixed until November 30, 2021, at which point it may subsequently increase or decrease based on a pricing grid linked to the Company's debt to EBITDA coverage at each quarter-end.

During the year ended August 31, 2019, the Company converted its $50,000 outstanding principal amount under the Term Loan to bankers' acceptances, which reduced the cash interest rate from 5.70% (EIR of 6.39%) as at May 31, 2019 to 4.46% (EIR of 5.18%) as at August 31, 2019.  In accordance with IFRS 9, the loan conversion was determined to not be a modification of the loan terms.

During the three and nine months ended May 31, 2020, the Company drew an additional $nil and $35,000 under the Term Loan, in two tranches, and similar to the initial draw noted above, converted the balances from prime rate loans to bankers' acceptances.  During the three months ended May 31, 2020, the Company rolled over $85,000 of the Term Loan balance on a monthly basis through bankers' acceptances with an average cash interest rate of approximately 4.38%.  Based on the current availment option of bankers acceptances' the applicable margin rate is 3.75% above the applicable bankers acceptances' rate.

Transaction costs incurred with respect to the Amended Facilities to date have totaled $1,806 to date, which have been allocated against the Term Loan ($1,620) and Revolver ($186 split between prepaid assets and deferred charges).  The weighted-average effective interest rate for the Term Loan based on these capitalized transaction costs, the loan modification loss, and the current cash interest rate was 4.1% at May 31, 2020.

The Facilities contain customary financial and restrictive covenants. At May 31, 2020, the Company was in compliance with these covenants.

Subsequent to the quarter-end, on June 22, 2020, the Company drew the remaining balance of its Term Loan of $30,000 resulting in an aggregate amount outstanding of $115,000.  The amount was drawn in bankers' acceptances at an initial cash interest rate of 4.28%.

Principal repayments required on the long-term debt for the next five years as at May 31, 2020 are as follows:

Less than 1 year	$6,455
1 to 2 years	78,705
2 to 3 years	80
3 to 4 years	80
4 to 5 years	74
Thereafter	-
Total	$85,394

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	15

11. SHARE CAPITAL

(i) Authorized share capital

The authorized share capital of the Company is an unlimited number of common shares without par value and an unlimited number of preferred shares without par value. All issued shares, consisting only of common shares, are fully paid.

(ii) Issued share capital

As at May 31, 2020, the Company's issued and outstanding share capital consisted of 187,203,293 (August 31, 2019 - 156,196,347) common shares with a stated value of $402,965 (August 31, 2019 - $318,125).

(iii) Issuances of share capital

At-the-market (ATM) equity financing - December 2019 Offering

On December 4, 2019, the Company established an at-the-market equity program (the "December 2019 ATM Program") that allowed the Company to issue up to $55,000 (or its U.S. dollar equivalent) of common shares from treasury to the public, at the Company's discretion. Any common shares sold in the December 2019 ATM Program were sold through the TSX or the NASDAQ at the prevailing market price at the time of sale.

Subject to securities laws and stock exchange requirements, the volume and timing of distributions under the December 2019 ATM Program were determined in the Company's sole discretion. All of the common shares issuable pursuant to the December 2019 ATM Program, were issued as of February 13, 2020. The Company has used, and intends to continue to use, the net proceeds of the December 2019 ATM Program to fund capital projects, for general corporate purposes and to repay indebtedness.  As common shares distributed in the December 2019 ATM Program were issued and sold at the prevailing market price at the time of the sale, prices varied among purchasers during the period of the distribution.

Distributions of the common shares through the December 2019 ATM Program were made pursuant to the terms of an equity distribution agreement dated December 4, 2019 among the Company, BMO Nesbitt Burns Inc., as Canadian agent, and BMO Capital Markets Corp., as U.S. agent (collectively, the "agents").

The Company issued 16,201,183 common shares during the three months ended February 29, 2020 for gross proceeds of $54,966 at a weighted average price of $3.39 per common share. Net proceeds realized were $52,885 after agents' commissions of $1,100, regulatory fees of $12, and legal and professional fees of $969. Proceeds were raised in both USD (for shares sold through the NASDAQ) and CAD (for shares sold through the TSX) and the weighted average share price was calculated using the spot rate on the day of settlement.

At-the-market (ATM) equity financing - April 2020 Offering

On April 22, 2020, the Company established an at-the-market equity program (the "April 2020 ATM Program") that allowed the Company to issue up to $49,000 (or its U.S. dollar equivalent) of common shares from treasury to the public, at the Company's discretion. Any common shares sold in the April 2020 ATM Program were sold through the TSX or the NASDAQ at the prevailing market price at the time of sale.

Subject to securities laws and stock exchange requirements, the volume and timing of distributions under the April 2020 ATM Program were determined in the Company's sole discretion. All of the common shares issuable pursuant to the April 2020 ATM Program, were issued as of June 8, 2020. The Company has used, and intends to continue to use, the net proceeds of the April 2020 ATM Program to fund capital projects, for general corporate purposes and to repay indebtedness.  As common shares distributed in the April 2020 ATM Program were issued and sold at the prevailing market price at the time of the sale, prices varied among purchasers during the period of the distribution.

Distributions of the common shares through the April 2020 ATM Program were made pursuant to the terms of an equity distribution agreement dated April 22, 2020 among the Company and the agents.

The Company issued 14,035,278 common shares during the three months ended May 31, 2020 for gross proceeds of $31,069 at a weighted average price of $2.21 per common share. Net proceeds realized were $29,830 after agents' commissions of $621, regulatory fees of $1, and legal and professional fees of $617. Proceeds were raised in both USD (for shares sold through the NASDAQ) and CAD (for shares sold through the TSX) and the weighted average share price was calculated using the spot rate on the day of settlement.

Subsequent to the period end, the Company completed its April 2020 ATM Program on June 8, 2020, by issuing the remaining shares under the ATM, which comprised of 7,044,951 common shares for gross proceeds of $17,915 at a weighted average price of $2.54 per common share.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	16

Share-based payments

On July 14, 2017, the Company entered into an advisory services agreement with a cannabis consultant that resulted in the grant of 125,000 common shares that vested over various service periods up to and including October 14, 2018. The fair value of the grant was measured based on the average monthly share price of the Company over the various tranches and vesting periods resulting in a cumulative expense of $539.  On October 23, 2017, the Company issued 50,000 common shares, of which 20,000 related to the advisory services agreement, as share consideration to the consultant and recognized $144 to share capital. During the year ended August 31, 2019, the Company settled the remaining balance of 105,000 common shares due to the consultant in the form of 41,000 common shares of the Company and 84,000 restricted stock units, which vest immediately, to purchase 84,000 common shares of the Company, which fully settled the Company's obligations relating to this agreement.

Exercise of stock options

During the three months ended May 31, 2020, 9,250 (May 31, 2019 - 918,649) share options were exercised at an average exercise price of $0.61 (May 31, 2019 - $2.40) for an increase of $9 (May 31, 2019 - $3,416) to share capital and a decrease to the reserve for options and warrants of $3 (May 31, 2019 - $1,207).  During the nine months ended May 31, 2020, 648,740 (May 31, 2019 - 2,082,216) share options were exercised at an average exercise price of $1.41 (May 31, 2019 - $1.86) for an increase of $1,527 (May 31, 2019 - $6,119) to share capital and a decrease to the reserve for options and warrants of $613 (May 31, 2019 - $2,253).

Equity financing

On December 18, 2017, the Company issued 16,428,572 units by way of a bought deal at $3.50 per unit share for total gross consideration of $48,711 recorded to share capital and an increase of $8,789 to the reserve for options and warrants. Each unit consisted of one common share and one-half common share purchase warrant (each whole common share purchase warrant, a "Warrant"). Each Warrant entitled the holder thereof to acquire one common share of the Company at a price of $4.00 until June 18, 2019. Total issue costs were $3,678, with $3,116 charged to share capital and the remaining $562 charged to the reserve for options and warrants. These Warrants are measured at fair value at the date of grant. In determining the amount of reserve for the Warrants, the Company used the Black-Scholes option pricing model to establish the fair value of warrants granted using the following assumptions:

Risk free interest rate % 1.6%

Expected life of warrants (years) 1.5

Expected annualized volatility % 64.6%

Expected dividend yield % -

Volatility was estimated by using the weighted average historical volatility of the Company and other companies that the Company considers comparable. The expected life in years represents the period of time that the Warrants granted are expected to be outstanding. The risk-free rate is based on government of Canada bonds with a remaining term equal to the expected life of the warrants. A forfeiture rate of zero percent was used as the Company anticipated all Warrants will be exercised.

During the prior fiscal year, all except for 347,432 Warrants were exercised prior to expiry on June 18, 2019 on a one for one basis.  The 347,432 Warrants that remained unexercised at the expiry time expired as a result. The Warrants were delisted from the TSX Venture Exchange on June 18, 2019.

Convertible debenture financing

On January 31, 2018, 115,000 convertible debentures were sold at a price of $1,000 per convertible debenture, for aggregate gross proceeds of $115,000 resulting in an increase to the reserve for options and warrants of $12,003, net of deferred tax of $4,902, related to the embedded conversion feature in the convertible debenture. Total issue cost was $7,155 with $6,094 charged to the debenture liability and the remaining $756, net of deferred tax of $305, charged to the reserve for options and warrants.

Conversion of debentures

For the three and nine months ended May 31, 2019, the Company issued 9,899,071 and 20,845,372 common shares at a price per share of $5.42 on the conversion of convertible debentures for an increase of $54,781 and $112,166 to share capital and a decrease of $5,445 and $11,247 to the reserve for options and warrants, respectively. This non-cash financing activity has been excluded from the Company's statement of cash flows as it did not provide or use any cash.

On February 27, 2019, the Company elected to exercise its right under the indenture governing the convertible unsecured debentures to convert all of the principal amount outstanding of the remaining debentures on April 1, 2019 into common shares of the Company on the basis of the daily VWAP of the common shares exceeding $7.05 for any 10 consecutive trading days.  As of April 1, 2019, all of the convertible unsecured debentures issued were converted to common shares of the Company and no further liability or obligation exists with respect to the convertible unsecured debentures.

(iv) Warrants

During the three and nine months ended May 31, 2019, 3,265,764 and 5,516,807 Warrants were exercised at an average price of $4.00 for a value of $16,557 and $27,924 to share capital and a decrease to the reserve for options and warrants of $3,494 and $5,889, respectively.  All the outstanding Warrants at June 18, 2019 that were not exercised into common shares prior to expiry on June 18, 2019 lapsed and therefore no further Warrants remain outstanding.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	17

(v) Share-based compensation

On February 25, 2020 (the "Approval Date"), the Company's shareholders approved a new omnibus equity incentive plan (the "New Equity Incentive Plan") that governs grants made on or after the Approval Date.  Grants made prior to the Approval Date will continue to be governed under the terms of the plan under which they were granted including the Company's 2011 stock option plan and its 2017 Equity Incentive Plan, however, no new grants may be made under such plans.

Stock options

The following table summarizes changes in the Company's outstanding stock options for the three and nine months ended May 31, 2020:

	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance - August 31, 2019	8,833,194	$4.23
Granted	1,340,000	$3.80
Exercised	(639,490)	$1.42
Cancelled / Forfeited	(280,383)	$7.75
Balance - February 29, 2020	9,253,321	$4.26
Granted	725,000	$2.17
Exercised	(9,250)	$0.61
Cancelled / Forfeited	(357,317)	$5.00
Balance - May 31, 2020	9,611,754	$4.08

The following is a summary of the outstanding stock options as at May 31, 2020:

OPTIONS OUTSTANDING		OPTIONS EXERCISABLE
Quantity Outstanding	Weighted Average Remaining Contractual Life (years)	Range of Exercise Prices	Quantity Exercisable
1,690,432	5.11	$0.30-$1.88	1,590,016
2,225,000	7.80	$1.89-$2.38	1,644,500
1,953,254	8.43	$2.39-$3.82	967,854
1,944,518	8.52	$3.83-$6.32	1,227,644
1,798,550	8.90	$6.33-$11.27	913,400
9,611,754	7.81		6,343,414

Options outstanding have exercise prices that range from $0.30 to $11.27 with a weighted average remaining life of 7.81 years. Total share-based compensation charges, including related to production employees that are charged to biological assets and inventory, for the three and nine months ended May 31, 2020 was $1,937 and $7,142 (May 31, 2019 - $3,927 and $10,910) of which $1,642 and $5,636 (May 31, 2019 - $2,923 and $6,890) related to the Company's stock option plan. The fair value of options granted during the three and nine months ended May 31, 2020 was $920 and $3,636 (May 31, 2019 - $4,054 and $9,547). These options are measured at fair value at the date of grant and are expensed over the option's vesting period, which typically range from two to three-year terms with options vesting in annual tranches evenly over this time period. In determining the amount of share-based compensation related to the options, the Company used the Black-Scholes option pricing model to establish the fair value of options granted.

The following is the range of assumptions for the nine months ended May 31, 2020 and 2019:

	MAY 31, 2020	MAY 31, 2019
Risk free interest rate	0.45% - 1.65%	1.54% - 2.42%
Expected life of options	5.0 - 6.5 years	5.0 - 6.5 years
Expected annualized volatility	72% - 82%	64% - 70%
Expected dividend yield	-	-
Forfeiture Rate	8.0% - 8.7%	7.3% - 7.9%

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	18

Volatility was estimated by using the weighted average historical volatility of the Company and other companies that the Company considers comparable. The expected life in years represents the period of time that options granted are expected to be outstanding. The risk-free rate is based on government of Canada bonds with a remaining term equal to the expected life of the options. The forfeiture rate is calculated based on historical experience.

Equity incentive plan

As of May 31, 2020, the Company has granted both restricted share units ("RSUs") and performance share units ("PSUs") under the Equity Plan and RSUs under the New Equity Incentive Plan. The grant price of any RSU or PSU was determined based on market price calculated in accordance with TSX rules at the time of grant and with respect to PSUs, adjusted for any non-market and market performance vesting conditions in accordance with IFRS 2.

The following table summarizes the movements in the Company's outstanding RSUs:

NUMBER
Balance - August 31, 2019	842,362
Granted	218,370
Exercised	(41,839)
Cancelled/Forfeited	(19,611)
Balance - February 29, 2020	999,282
Granted	46,888
Exercised	(79,906)
Cancelled/Forfeited	(35,733)
Balance - May 31, 2020	930,531

The estimated fair value of the equity settled RSUs granted during the three and nine months ended May 31, 2020 was $96 and $1,033 (May 31, 2019 - $362 and $4,533), which was based on the Company's share price at the grant date and will be recognized as an expense over the vesting period of the RSUs, which is one-third each year recognized over three years. For the three and nine months ended May 31, 2020, $376 and $1,320 (May 31, 2019 - $720 and $2,994) has been recognized as share-based compensation expense.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	19

The following table summarizes the movements in the Company's outstanding PSUs:

NUMBER
Balance - August 31, 2019	-
Granted	142,187
Exercised	(10,459)
Balance - February 29, 2020	131,728
Granted	-
Exercised	-
Balance - May 31, 2020	131,728

The estimated fair value of the equity settled PSUs granted during the three and nine months ended May 31, 2020 was $nil and $305 (May 31, 2019 - $nil and $nil), which was based on the Company's share price at the grant date, adjusted for an estimate of likelihood of achievement, and will be recognized as an expense over the vesting period of the PSUs, which is during the fiscal year-ended August 31, 2020. For the three and nine months ended May 31, 2020, $79 and $204 (May 31, 2019 - $nil and $nil) has been recognized as share-based compensation expense.

(vi) Earnings (Loss) per share

Earnings (loss) per share represents net income (loss) attributable to common shareholders divided by the weighted average number of common shares outstanding during the year.

Diluted (loss) income per share is calculated by dividing the applicable net (loss) income by the sum of the weighted average number of common shares outstanding and all additional common shares that would have been outstanding if potentially dilutive common shares had been issued during the year.

The reconciliation of the weighted average number of shares, for the purposes of diluted earnings per share, to the weighted average number of ordinary shares, used in the calculation of basic earnings per share, is as follows:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	MAY 31, 2020	MAY 31, 2019	MAY 31, 2020	MAY 31, 2019
Weighted average number of shares used in basic earnings per share	175,371,029	149,764,778	165,530,924	135,914,716
Options	155,196	4,938,538	2,543,435	4,534,193
Warrants	-	3,003,191	-	4,841,091
Restricted share units	591,022	666,702	692,400	624,493
Performance share units	98,637	-	108,518	-
Weighted average number of shares used in diluted earnings per share	176,215,884	158,373,209	168,875,277	145,914,493

The outstanding number and type of securities that could potentially dilute basic net (loss) income per share in the future but that were not included in the computation of diluted net income (loss) per share because to do so would have increased (decreased) the net (loss) income per share (anti-dilutive) are as follows:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	MAY 31, 2020	MAY 31, 2019	MAY 31, 2020	MAY 31, 2019
Stock options	5,696,322	500,100	4,694,068	952,100
	5,696,322	500,100	4,694,068	952,100

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	20

12. OTHER LIABILITIES

The carrying value of other liabilities consists of:

	MAY 31, 2020	AUGUST 31, 2019
Contingent share consideration	316	1,117
Lease liabilities	2,756	-
	3,072	1,117

(i) Contingent share consideration

In connection with the Company's investment in alpha-cannabis® Pharma GmbH as described in Note 13, the Company has a commitment to deliver additional consideration of up to €875 in the form of the Company's common shares contingent on the achievement of certain gross margin-based milestones. At May 31, 2020, the Company revalued the contingent liability and recorded a corresponding gain in the statement of operations of $229 and $801 for the three and nine months ended May 31, 2020 (May 31, 2019 - loss of $363 and $1,009), respectively.

(ii) Lease liabilities

In connection with the Company's adoption of IFRS 16 effective September 1, 2019, lease liabilities were recorded as described in Note 3.

On March 13, 2020, the Company entered into a lease amending agreement for its Toronto corporate office: i) extending the lease of its existing 5,007 square feet of office space (the "Existing Premises") originally expiring on August 31, 2020; and ii) leasing an additional 6,572 square feet of office space adjacent to the Existing Premises (the "Additional Premises"). The term of the lease for Existing Premises will be extended for a period of five years and two months commencing on September 1, 2020 and expiring on October 31, 2025.  As this amending lease agreement for the Existing Premises is effectively a modification to the original lease agreement, the Company has recognized the ROU asset and corresponding lease liability pertaining to the Existing Premises as of the effective date of the lease amending agreement, which was March 13, 2020.

On March 23, 2020, the Company, as sub-landlord, entered into an offer to sublease agreement with a subtenant, as amended on March 26, 2020 pursuant to which the Company agreed to sublease 3,099 square feet of its Additional Premises noted above for a period of five years and two months commencing on September 1, 2020 and expiring on October 30, 2025 for a total of $251 per annum for an aggregate rental income of $1,296 over the term of the sublease. Under the currently contemplated terms, both parties have the mutual right to terminate the sublease upon six months' written notice to either party, which shall not occur prior to August 31, 2023. This sublease agreement has no impact on the amount of lease liabilities as it is a net investment in the sublease by the Company.

The following is a continuity schedule of lease liabilities for the nine months ended May 31, 2020:

Balance, August 31, 2019	$-
IFRS 16 transition	2,219
Lease additions	2,220
Lease payments	(547)
Interest expense on lease liabilities	110
Balance, May 31, 2020	4,002
Current portion	(1,246)
Long-term portion	$2,756

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	21

The undiscounted contractual payments relating to the current and future lease liabilities at May 31, 2020 is:

Less than 1 year	$1,784
1 to 2 years	1,053
2 to 3 years	1,045
3 to 4 years	1,045
4 to 5 years	794
Thereafter	795
Total	$6,516

Included in the undiscounted contractual payments relating to current and future lease liabilities above is the Additional Premises as noted above, the term of which will commence on September 1, 2020.

13. INVESTMENTS IN ASSOCIATES

The carrying value of investments in associates consist of:

	ALPHA-CANNABIS PHARMA GMBH (A)	EVIANA HEALTH CORPORATION (B)	HYASYNTH BIOLOGICALS INC. (C)	TOTAL
Participating share (1)	25.0%	19.9%	43.4%
Balance, August 31, 2019	$3,496	$3,000	$4,612	$11,108
Share of net income (loss)	(1)	-	(976)	(977)
Impairment loss	-	(3,000)	-	(3,000)
Elimination of proportionate share of transactions with associates	(13)	-	-	(13)
Foreign currency translation gain (loss)	156	-	-	156
Balance, May 31, 2020 (2)	$3,638	$-	$3,636	$7,274

Note 1: % Interest includes the potential ownership interest that could result from the conversion of debentures and exercise of warrants

Note 2: The Company utilizes the most recently issued quarterly financial statements of its associates in its results with a two months lag since the Company does not have the same reporting date as its associates (for the period ended May 31, 2020, the Company utilized its associates' March 31, 2020 results)

a) alpha-cannabis Pharma GmbH

On October 10, 2018, the Company executed an investment agreement with alpha-cannabis® Pharma GmbH ("ACG") pursuant to which the Company acquired 8,333 common shares of ACG, representing a 25% stake in the capital of ACG, for aggregate proceeds of €1,625 ($2,436). Established in 2016, ACG is a privately held company that is strategically positioned to serve the German medical cannabis market.

The Company has a commitment to deliver additional consideration of up to €875 in the form of the Company's common shares contingent on the achievement of certain gross margin-based milestones. The Company has estimated the fair value of these contingent shares as €649 ($972) as of the investment date and has included a corresponding long-term liability under other liabilities in the statement of financial position. Refer to Note 12 for further information.

Concurrent with the Company's investment in ACG, the parties entered into a CBD supply agreement, whereby ACG may supply the Company with synthetic CBD, as well as a cannabis supply agreement, whereby the Company may supply ACG with dried cannabis flowers.

b) Eviana Health Corporation

On October 2, 2018, the Company participated in the debenture offering of Eviana Health Corporation ("Eviana") by way of private placement. Eviana is a Canadian Securities Exchange (CSE) listed company that was established with the aim of delivering customized consumer health care products using natural hemp strains of cannabis sativa for cannabinoid-based topical creams and products. The Company's investment is in the form of convertible debentures and share purchase warrants, which together provide a potential ownership interest of up to 21.4%, which is capped at 19.9% based on certain contractual obligations. In addition to this ownership interest, the Company also considered various qualitative factors in arriving at the determination that significant influence exists, including representation rights on Eviana's board of directors, and thereby concluding that the equity method of accounting is appropriate.

The convertible debentures have a face value of $5,000, bear interest at 10% per annum, are non-redeemable, and mature on October 2, 2020. The convertible debentures are convertible at the option of the holder at any time at a price of $1.15 per share, or into 4,347,826 common shares. Conversion of the debentures may be forced by Eviana in the event that the volume weighted average price of the common shares of Eviana for ten consecutive days is greater than $2.15, subject to a minimum volume of 100,000 shares in each of those 10 days.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	22

The share purchase warrants were acquired for no additional consideration, concurrent with the debenture offering, are transferrable, and are exercisable until October 2, 2020. 2,500 share purchase warrant units were acquired, each of which is convertible into 870 common shares per unit, or 2,175,000 common shares in aggregate, at an exercise price of $1.30 per share.

Concurrent with the Company's investment in Eviana, the parties entered into a CBD oil supply agreement, whereby the Company has the right, but not obligation, to purchase up to 25% of Eviana's annual CBD oil at 95% of the agreed raw CBD oil wholesale market price for a period of 5 years from the date on which the CBD oil is first made commercially available by Eviana for wholesale.

On October 28, 2019, Eviana provided a default announcement in accordance with National Policy 12-203 Management Cease Trade Orders ("NP 12-203"). Eviana made an application to the British Columbia Securities Commission, as its principal regulator, for a management cease trade order ("MCTO") under NP 12-203 in respect of an anticipated default regarding its annual filings. On November 1, 2019, a cease trade order (CTO) was issued by the British Columbia Securities Commission and the Ontario Securities Commission.  On November 5, 2019, Eviana was suspended from the CSE in accordance with CSE Policy 3 which is considered a regulatory halt as defined in National Instrument 23-101 - Trading Rules.

At May 31, 2020, the Company identified indicators of impairment with respect to its investment in Eviana. The Company determined the recoverable amount of Eviana to approximate $nil based on the higher of fair value less costs to sell ("FVLCS") and value-in-use ("VIU").  An impairment loss of $1,600 and $3,000 has been included in the statement of (loss) income and comprehensive (loss) income for the three and nine months ended May 31, 2020, respectively.

Subsequent to the period end, on June 18, 2020, the Company served Eviana with a Notice of Default and Demand Letter with respect to the non-payment of interest relating to its convertible debentures as well as other applicable events of default under the debenture agreement.  As of the date these financial statements were approved, the Company has not yet received its December 31, 2019 or June 30, 2020 interest payment on the Eviana convertible debenture.

c) Hyasynth Biologicals Inc.

On September 12, 2018, the Company invested in Hyasynth Biologicals Inc. ("Hyasynth") by way of convertible secured debentures, to be purchased in three tranches and valued in the aggregate at $10,000. Tranche 1 was issued on that date and there are two additional tranches that may be issued based on the achievement of specific milestones. Hyasynth is a privately held biotechnology company based in Montreal and leader in the field of cannabinoid science and biosynthesis. The Company's investment is in the form of convertible debentures, which provide a potential ownership interest of up to 43.4% based on Tranche 1. In addition to the ownership interest, the Company also considered various qualitative factors in arriving at the determination that significant influence exists, including representation on Hyasynth's board of directors, and thereby concluded that the equity method of accounting is appropriate.

Tranche 1 of the convertible debentures has a face value of $5,000, bears interest at 8.0% per annum, are secured, and mature on the earlier of August 31, 2023 or the closing date of a qualified sale transaction, unless an automatic or optional conversion has occurred. Tranche 1 of the convertible debentures are convertible at the option of the holder at any time at a price of $40 per share, or into 125,000 common shares. Conversion of the debentures may be automatically triggered based on the completion of a qualified transaction or Hyasynth's facility reaching a pre-defined production capacity. Tranche 2 and 3 of the convertible debentures, each of which commits $2.5 million for an aggregate of $5 million, have certain production-related milestones that must be achieved within a 24- and 36-month period, respectively, for issuance to occur.

Concurrent with the Company's investment in Hyasynth, the parties entered into a CBD supply agreement, whereby the Company has the ability to purchase up to 100% of Hyasynth's annual cannabinoid or cannabinoid-related production at a 10% discount to the agreed upon wholesale market price for a period of 10 years from the date Hyasynth commences commercial production of the products.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	23

14. RELATED PARTY TRANSACTIONS

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly. The key management personnel of the Company are the members of the Company's executive management team and Board of Directors. The transactions are conducted at arm's length and in the normal course of operations.

(i) Management and Board compensation

For the three and nine months ended May 31, 2020 and 2019, the Company's expenses included the following management and board compensation:

	THREE MONTHS ENDED		NINE MONTHS ENDED
	MAY 31, 2020	MAY 31, 2019	MAY 31, 2020	MAY 31, 2019
Salaries and consulting fees	$636	$644	$1,958	$1,580
Share-based compensation	787	1,056	2,214	4,367
Total key management compensation	$1,423	$1,700	$4,172	$5,947

During the three and nine months ended May 31, 2020, 540,000 and 790,000 stock options (May 31, 2019 - nil and 685,000), respectively, were granted to key management personnel at an average exercise price of $2.17 and $2.48 (February 28, 2019 - $nil and $4.75) and aggregate fair value of $680 and $1,101 (May 31, 2019 - $nil and $1,736). In addition, during the three and nine months ended May 31, 2020, 46,888 and 211,981 RSU's (May 31, 2019 - nil and 631,949), were granted to key management personnel with an aggregate fair value of $97 and $805 (May 31, 2019 - $nil and $3,002), respectively.  For the three and nine months ended May 31, 2020, nil and 88,910 PSUs (May 31, 2019 - nil and nil) were issued to key management personnel with an aggregate fair value of $nil and $190,712 (May 31, 2019 - $nil and $nil), respectively.

(ii) Significant transactions with associates

For the three and nine months ended May 31, 2020, the Company received no interest income (May 31, 2019 - $nil and $122) on its convertible debenture investment in Eviana as disclosed in Note 13, which is being recorded as distributions under the equity accounting method.

For the three months ended May 31, 2020, the Company earned revenues of $52 on product sold to ACG, which has been proportionately eliminated from the consolidated financial statements based on the Company's proportionate share of investment in ACG.

15. CAPITAL MANAGEMENT

The Company considers its capital to consist of share capital, reserve for options and warrants, long-term debt, accumulated other comprehensive income, and retained earnings, which is disclosed in the May 31, 2020 condensed consolidated interim statements of financial position as $405,596 (August 31, 2019 - $376,582).

The Company manages its capital structure and adjusts it based on funds available to the Company, in order to fund its expansion and construction of its growing facility. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company's management to sustain future development of the business.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative stage of the Company, is reasonable. There has been no change in how the Company defines or manages capital during the period.

16. FAIR VALUE OF FINANCIAL INSTRUMENTS AND FINANCIAL RISK FACTORS

i) Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly fashion between market participants. The Company records certain financial instruments at fair value. The Company's financial instruments include cash, short-term investments (including marketable securities), accounts receivable, loan receivable, accounts payable and accrued liabilities, long-term debt, unsecured convertible debentures, and contingent share consideration.

Fair value measurements are categorized into Level 1, 2 or 3 based on the degree to which the inputs to the fair value measurements are observable and the significance of the inputs to the fair value measurement in its entirety, which are described as follows:

• Level 1 inputs are quoted prices in active markets for identical assets or liabilities that the entity can access at the measurement date;

• Level 2 inputs, other than quoted prices included within Level 1, that are observable for the asset or liability, either directly or indirectly; and

•  Level 3 inputs are unobservable inputs for the asset or liability.

The fair value of cash, short-term investments, accounts receivable, loan receivable, accounts payable and accrued liabilities approximate their carrying amounts due to their short-term nature. The fair value of marketable securities is based on quoted prices in active markets and is reflected in the carrying value of these financial assets. The fair value of long-term debt approximates $85,394 based on the face value of debt outstanding, which carries a floating interest rate.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	24

The fair value of the contingent share consideration is primarily based on Level 3 unobservable inputs. The determination of the fair value of this liability is primarily driven by the Company's expectations of the investment in associate achieving certain milestones. The expected milestones were assigned probabilities and the expected related cash flows were discounted to derive the fair value of the contingent consideration. At May 31, 2020, the probability of achieving the milestones was estimated to be 68% and the discount rate was estimated to be 20%. If the probabilities of achieving the milestones increased or decreased by 10%, the estimated fair value of the contingent share consideration would decrease by approximately $45. If the discount rates increased or decreased by 5%, the estimated fair value of contingent consideration would decrease or increase, respectively, by approximately $21.

During the period, there were no transfers of amounts between Levels 1, 2 and 3.

ii) Financial Risk Factors

The Company is exposed to various risks through its financial instruments, as follows:

(i) Credit risk arises from deposits with banks, short-term investments (excluding investments in equity securities), and outstanding trade and loan receivables.  For trade receivables, the Company does not hold any collateral as security but mitigates this risk by dealing only with what management believes to be financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance.  For other receivables, out of the normal course of business such as the loan receivable, management generally obtains guarantees and general security agreements. The maximum exposure to credit risk approximates the $67,943 of cash, short-term investments, accounts receivable, loans receivable, and restricted investment on the statement of financial position at May 31, 2020 (August 31, 2019 - $65,385).

As of May 31, 2020, the Company's aging of trade receivables was as follows:

	MAY 31, 2020	AUGUST 31, 2019
0-60 days	$5,997	$11,748
61-120 days	686	152
Gross trade receivables	$6,683	$11,900
Less: Provision for doubtful accounts	(15)	(268)
	$6,668	$11,632

(ii) Liquidity risk - The Company's liquidity risk is the risk the Company will not be able to meet its financial obligations as they become due. The Company manages its liquidity risk by reviewing on an ongoing basis its capital requirements. At May 31, 2020, the Company had $44,641 (August 31, 2019 - $47,555) of cash and working capital of $131,074 (August 31, 2019 - $152,417).  Further, the Company has access to additional liquidity by way of its Facilities as described in Note 10, subject to compliance with its financial covenants, and may further consider accessing equity capital through the capital markets.

The Company is obligated to the following contractual maturities relating to their undiscounted cash flows:

	Carrying Amount	Contractual Cash Flows	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Accounts payable and accrued liabilities	$25,009	$25,009	$25,009	-	-	-
Long-term debt	85,438	85,382	6,455	78,785	142	-
Interest payments	-	6,722	3,586	3,136	-	-
	$110,447	$117,113	$35,050	$81,921	$142	$-

The contractual maturities noted above are based on contractual due dates of the respective financial liabilities.

In connection with the Company's Moncton Campus expansion plans, the Company is contractually committed to approximately $2,000 of capital expenditures.

(iii) Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices.  Market risk for the Company comprises of:

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The Company is exposed to interest rate risk at May 31, 2020 pursuant to the variable rate loans described in Note 10. A 1% change in benchmark interest rates will increase or decrease the Company's interest expense by $850 (August 31, 2019 - $500) per year.

17. REVENUE

Net revenue for the Company is defined as gross revenue, which is net of any customer discounts, rebates, and sales returns and recoveries, less excise taxes.

Revenues for the three and nine months ended May 31, 2020 and 2019 are disaggregated as follows:

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	25

	THREE MONTHS ENDED		NINE MONTHS ENDED
	MAY 31, 2020	MAY 31, 2019	MAY 31, 2020	MAY 31, 2019
Adult-use recreational wholesale revenue (Canadian)	$19,314	$27,134	$54,091	$68,978
Wholesale to Licensed Producers revenue (Canadian)	-	-	14,778	-
Direct to patient medical revenue (Canadian)	2,737	3,072	8,269	8,653
International (business to business)	133	-	679	-
Other revenue	57	155	180	682
Gross revenue	$22,241	$30,361	$77,997	$78,313
Excise taxes	(4,220)	(5,611)	(11,603)	(14,190)
Net revenue	$18,021	$24,750	$66,394	$64,123

Recreational revenue is primarily comprised of provincial government bodies and large retailers that sell cannabis through their respective distribution models, whereas wholesale revenue is comprised of wholesale shipments to other cannabis companies, including licensed producers, for further processing and sales onto their end customers.

During the three and nine months ended May 31, 2020, the Company had three customers (May 31, 2019 - two customers) that individually represented more than 10% of the Company's net revenue.

18. COST OF SALES

Cost of sales is comprised of the cost of inventories sold during the period, shipping expenses, the production cost of late-stage biological assets that are disposed of, provisions and write-downs for inventory that does not pass the Company's quality assurance standards and obsolete products and packaging, and other production overhead. For the three months ended November 30, 2019, the Company determined that the classification of indirect production is more accurately reflected as and most comparable to industry peers as a component of cost of sales rather than a separate line in the statement of operations.  As a result, indirect production of $1,051 and $2,064 have been reclassified from indirect production to cost of sales for the three and nine months ended May 31, 2019, respectively, to conform to the current period presentation. This change in presentation has no impact on gross margin before fair value adjustments.

During the three and nine months ended May 31, 2020, the Company recorded write-downs and provisions in relation to excess and obsolete inventories and biological assets as well as adjustments to net realizable value totaling $23,668 and $28,210 (May 31, 2019 - $1,050 and $2,063), which are detailed in Note 7.

During the three months ended May 31, 2020, the Company recorded charges of $7,865 and $7,865 (May 31, 2019 - $nil and $nil) related to a reduced workforce due to COVID-19, which was comprised of $5,048 in plant culling, $1,964 in unabsorbed fixed overhead as a result of lower production volumes, and $853 mostly related to lump-sum payments paid to temporarily laid-off workers.  These charges were expensed to cost of sales.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	26

19. CONTINGENCIES

The Company recognizes loss contingency provisions for probable losses when management can reasonably estimate the loss. When the estimated loss lies within a range, the Company records a loss contingency provision based on its best estimate of the probable loss. If no particular amount within that range is a better estimate than any other amount, the mid-point of the range is used. As information becomes known a loss contingency provision is recorded when a reasonable estimate can be made. The estimates are reviewed at each reporting date and the estimates are changed when expectations are revised. An outcome that deviates from the Company's estimate may result in an additional expense or release in a future accounting period.

During 2015, the Company was named as a defendant in a lawsuit in New Brunswick for breach of confidence, conversion, breach of contract, conspiracy and breach of trust, breach of fiduciary duty, and negligent misrepresentation. The Company believes the lawsuit to be without merit though it will rigorously defend the action. No amount has been accrued in relation to the condensed consolidated interim financial statements for the claim.

On March 3, 2017, a claim in connection with a proposed class-action lawsuit (the "Claim") was filed with the Supreme Court of Nova Scotia seeking to represent a class who purchased medical marijuana that was the subject of the Company's product recalls in December 2016 and January 2017 as it may have contained trace elements of the pesticides myclobutanil and bifenazate which are not approved for use by licensed producers. The Claim identifies several causes of action including, among others: (i) negligent design, development and testing, (ii) negligent manufacturing, (iii) negligent distribution, marketing and sale, (iv) breach of contract, and (v) breach of the Competition Act, the Consumer Protection Act, and the Sale of Goods Act, and is seeking remedy in the form of, among other things, the disgorgement of profits accrued to the Company for the sale of contaminated products, exemplary or punitive damages and certain costs.

The Claim was amended on November 16, 2017, to include a claim for alleged adverse health consequences caused as a result of using the recalled product. As at the date hereof, the Company has not received any medical information demonstrating adverse health effects caused as a result of using the recalled product.

The amended Claim also contained a request for an order certifying the proceeding as a class proceeding.

During late June 2018, certification hearings were heard before the Court in Halifax, Nova Scotia. On January 18, 2019, the Court issued its decision granting certification. On March 4, 2019, the Company filed a notice for leave to appeal the certification of the class action brought against it. Leave to appeal was granted and the appeal was heard on October 15, 2019 and the decision was reserved.  On April 30, 2020, the Nova Scotia Court of Appeal ruled that the plaintiff failed to present any evidence that the cannabis purchased by medical customers in 2016 could cause any particular adverse health effects.  As a result, class members would not be able to bring claims for damages for adverse health effects in the class proceeding.  On June 26, 2020, the plaintiff filed an application for leave to appeal the Nova Scotia Court of Appeal's decision with the Supreme Court of Canada.

The Company is contesting the litigation. The Company reported the Claim to its insurance provider which appointed counsel to defend the Claim. Insurance may be available to cover all or a portion of the fees or damages which may be associated with the Claim although the Company's coverage may be subject to varying limits and exclusions. The litigation process will continue into the foreseeable future unless settled out of court. No amount has been recorded in the condensed consolidated interim financial statements as the Company has not yet determined a reasonable estimate of the cost to resolve this class action.

On June 16, 2020, subsequent to quarter end, a claim in connection with a proposed national consumer protection class-action lawsuit was filed with the Court of Queen's Bench in Alberta (the "Alberta Claim") seeking damages against several Canadian cannabis companies including the Company.  The Alberta Claim does not particularize all of the claims against the companies however it makes allegations with respect to the content of THC and CBD in the companies' products. The proposed action is not certified.  The Company has reported the Alberta Claim to its insurers.

20. OPERATING SEGMENTS

The Company previously operated in two operating segments - production and sale of cannabis and patient counselling, operating as Trauma Healing Centers, Incorporated ("THC"). THC was disposed of on October 16, 2018 (see Note 24). As a result, the Company currently operates in only one operating segment, the production and sale of cannabis. All assets for the production and sale of cannabis segment are domiciled within Canada and effectively all revenues are generated in Canada, except those revenues disclosed in Note 17.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	27

21. GENERAL AND ADMINISTRATIVE EXPENSES BY NATURE (EXCLUDING DISCONTINUED OPERATIONS)

	THREE MONTHS ENDED		NINE MONTHS ENDED
	MAY 31, 2020	MAY 31, 2019	MAY 31, 2020	MAY 31, 2019
Office and general	$1,882	$1,347	$7,801	$3,129
Wages and benefits	2,083	1,264	5,506	2,782
Professional fees	1,347	1,484	4,761	2,508
Depreciation and amortization	408	212	1,037	426
Research and development	173	182	898	213
Travel and accommodation	55	124	354	334
Utilities	11	9	27	36
Total general and administrative expenses	$5,959	$4,622	$20,384	$9,428

22. LICENSING  AGREEMENT

On October 4, 2016, the Company entered into a licensing agreement with Swear Net Inc. (the Trailer Park Boys Inc. "TPB") for an exclusive product and branding partnership superseded by a licensing agreement with TPB dated April 15, 2020. In exchange for services, the Company paid $100 in cash and issued 150,000 options at a strike price of $1.52 per share. The fee is being recognized over the life of the agreement of five years as services are delivered. For the three and nine months ended May 31, 2020, $5 and $16 (May 31, 2019 - $5 and $16) has been amortized to share-based compensation and $8 and $24 (May 31, 2019 - $8 and $24) has been amortized to selling and marketing expenses, respectively. At May 31, 2020, the Company has recorded the current portion of the cash payment and stock options fee of $73 (August 31, 2019 - $89) as a prepaid expense and the long-term portion of the fee of $13 (August 31, 2019 - $24) in deferred charges on the condensed consolidated interim statements of financial position.

Under the agreement, the Company issued an additional 350,000 in options at a price of $1.52 which vest in accordance with certain conditions being met. As of May 31, 2020, these conditions have been met. For the three and nine months ended May 31, 2020, $13 and $38 has been expensed (May 31, 2019 - $13 and $38) to share-based compensation, respectively. At May 31, 2020, the Company has recorded the current portion of the stock options fee of $51 (August 31, 2019 - $51) as a prepaid expense and the long-term portion of the fee of $17 (August 31, 2019 - $55) in deferred charges on the condensed consolidated interim statements of financial position.

23. GOVERNMENT SUBSIDIES

On April 1, 2020, Department of Finance Canada announced the Canada Emergency Wage Subsidy (CEWS), which would subsidize 75% of employee wages, retroactive from March 15, 2020 to June 6, 2020 to Canadian employers whose business had been affected by COVID-19 to enable them to re-hire workers previously laid off as a result of pandemic, help prevent further job losses, and to better position companies to resume normal operations following the crisis. Under this program, the Company applied for a wage subsidy of $2,337 for the period March 15 to May 9, 2020 and has accrued $900 for the period May 10 to May 31, 2020, which has been included as government subsidies in the statements of (loss) income and comprehensive (loss) income.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	28

24. OPERATIONS OF TRAUMA HEALING CENTERS

THC offered a multi-disciplinary approach to post traumatic stress disorder treatment, chronic pain, trauma therapy, and medical cannabis as an alternative medicine.

During the fourth quarter of fiscal year 2018, management decided to divest the operations of THC. Consequently, assets and liabilities allocable to THC were classified as a disposal group. Revenue and expenses, gains and losses relating to the discontinuation of THC have been eliminated from profit or loss from the Company's continuing operations and are shown as a single line item in the statements of (loss) income and comprehensive (loss) income.

Operating income (loss) of THC and the loss from re-measurement of assets and liabilities classified as held for sale are summarized as follows up to the date of disposal (see below):

FOR THE PERIOD SEPTEMBER 1, 2018 TO OCTOBER 16, 2018
Revenue
Sales	$138
Cost of sales	54
Gross margin from discontinued operations	84
Expenses
General and administrative	75
Sales and marketing	-
Impairment of goodwill	-
Total expenses	75
Investment income (expense)	-
Income (loss) from operations	$9
Loss on remeasurement to fair value less costs to sell	(47)
Loss on discontinued operations	$(38)

Cash flows generated by THC for the reporting periods are summarized as follows:

FOR THE PERIOD SEPTEMBER 1, 2018 TO OCTOBER 16, 2018
Operating activities	$(35)
Investing activities	-
Cash used by discounted operations	$(35)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	29

On October 16, 2018, the Company sold THC to Harvest Medicine ("HMED"). HMED is a wholly owned subsidiary of
VIVO Cannabis Inc. ("VIVO"). The transaction resulted in HMED acquiring 100% of the issued and outstanding shares of THC from the Company. The total purchase price for the shares was $1,141 which was satisfied by the issuance of 864,678 common shares in the capital of VIVO at a share price of $1.32. This non-cash investing activity has been excluded from the statement of cash flows as it did not use or provide any cash. The derecognized assets and liabilities on October 16, 2018 were as follows:

Derecognized assets and liabilities
Cash	$96
Accounts receivable	140
Other current assets	9
Property, plant and equipment	86
Goodwill	880
Trade and other payables	(70)
Net assets disposed	$1,141

Fair value of consideration received	$1,141
Gain/(loss) on disposal	-

25. SUBSEQUENT EVENTS

i) April 2020 ATM Program

On June 8, 2020, the Company completed its April 2020 ATM Program on June 8, 2020, by issuing an additional 7,044,951 common shares for gross proceeds of $17,915 at a weighted average price of $2.54 per common share.

ii) Amended Term Loan Draw

On June 22, 2020, the Company drew the remaining balance of its Amended Term Loan of $30,000 resulting in an aggregate amount outstanding of $115,000.  The amount was drawn in bankers' acceptances at an initial cash interest rate of 4.28%.

iii) Workforce Reduction

In an effort to better align its production capacity to prevailing market conditions, on July 3, 2020, the Company reduced its workforce by approximately 25%.  The decision affected approximately 220 employees, most of whom were on temporary layoff as described in Note 18.  The severance costs associated with this workforce reduction was approximately $265, which was expensed during July 2020.

iv) Sublease Agreement
On July 17, 2020, the Company, as sublandlord, entered into a sublease agreement with a subtenant, pursuant to which the Company agreed to sublease 3,473 square feet of its rented premises for a period of five years and two months commencing on September 1, 2020 and expiring on October 30, 2025 for a total of $282 per annum for an aggregate rental income of $1,431 over the term of the sublease. Under the terms, the sub-landlord has a right to terminate the sublease upon six months' written notice to the subtenant, which shall not occur prior to April 30, 2021, whereas the subtenant have a right to terminate the sublease upon eight months' written notice to the sublandlord, which shall not occur prior to February 28, 2022.

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS (UNAUDITED) | FOR THE THREE AND NINE MONTHS ENDED MAY 31, 2020 AND 2019	30